SECU 08031260 SION

RECD S.E.C.
APR 1 1 2008
503

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SEC FILE NUMBER
8- 47051

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teachers Personal Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte, North Carolina 28262-8500
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia A. Conti 704 988-4038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, New York 10017-6204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia A. Conti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teachers Personal Investors Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenburg County, North Carolina

Signed and sworn to before me this day by Patricia A. Conti

Date February 14, 2008

Gloria Ramjohn
Notary Public, Gloria Ramjohn

Patricia A. Conti
Signature

Chief Financial Officer
Title

My Commission Expires April 24, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Teachers Personal Investors Services, Inc.

(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Statement of Financial Condition

December 31, 2007

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Index
December 31, 2007

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

The Board of Directors of
Teachers Personal Investors Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Teachers Personal Investors Services, Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing statements generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2008

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 162,322
Investments, at market value	6,291,181
Federal income tax receivable	51,218
Due from affiliated entities	1,682,159
Total assets	$ 8,186,880
Liabilities and stockholder's equity	
Liabilities	
Amounts due to TIAA and affiliated entities	$ 1,968,315
Deferred income taxes	540
Total liabilities	1,968,855
Stockholder's equity	
Capital stock, no par value, 100 shares authorized; 1 share issued and outstanding, stated value $1	1
Paid-in capital in excess of stated value	122,318,170
Accumulated deficit	(116,100,146)
Total stockholder's equity	6,218,025
Total liabilities and stockholder's equity	$ 8,186,880

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Teachers Personal Investors Services, Inc. ("TPIS") was incorporated on October 19, 1993 under the General Corporation Law of the State of Delaware and is a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc. ("Enterprises"), which itself is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TPIS is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and claims exemption from 15c3-3 under Section k(1).

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Investments

As of December 31, 2007, TPIS holds one U.S. government agency security, carried at fair value, which matured on January 15, 2008.

4. Income Taxes

Income taxes are provided in accordance with the asset and liability method under which deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recognized if it is more likely than not that the deferred tax asset will not be realized. As of December 31, 2007, a valuation allowance of $12,489,410 is recognized to offset the deferred tax asset that is not expected to be realized which are attributable to losses claimed on state tax returns which are filed separately.

Effective 1998, TPIS was included in a consolidated federal income tax return with its qualifying affiliates and is a member of the Tax Sharing Agreement with them. The tax-sharing agreement follows the current reimbursement method, whereby members of the consolidated group will generally be reimbursed for their federal tax benefits associated with the losses on a pro-rata basis with other members of the group to the extent they have taxable income subject to provisions imposed under the Internal Revenue Code. TPIS will pay federal income tax to the consolidated group on the value of its taxable income. TPIS files its own state, franchise, and business tax returns.

5. Minimum Net Capital Requirements

As a registered broker-dealer, TPIS is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, TPIS is required to maintain minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2007, TPIS had net capital of $6,166,807, which exceeded required net capital by $6,035,550, and a ratio of aggregate indebtedness to net capital of 0.32:1.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 entitled "Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are either already carried at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

7. Related Party Transactions

TPIS provides services related to the distribution of variable annuity products, variable life insurance, and mutual funds. Effective January 1, 2004, TPIS as principal underwriter for the TIAA-CREF Institutional Mutual Funds, TIAA-CREF Life Funds and various tuition savings products, entered into an agreement with TIAA-CREF Individual & Institutional Services LLC ("Services"), an affiliated broker-dealer, authorizing Services to distribute these products on a retail basis. At December 31, 2007, due from affiliated entities in conjunction with these fees totaled $1,682,159. TPIS is charged for distribution costs from Services. In accordance with the selling agreement between TPIS and Services, TPIS is not obligated to pay Services for any revenue earned until and unless it is received. Amounts due to Services under the agreement are included in amounts due to TIAA and affiliated entities in the accompanying statement of financial condition and totaled $1,299,374 at December 31, 2007.

Cash disbursements for TPIS are made by TIAA, which is reimbursed by TPIS in accordance with a Cash Disbursement and Reimbursement Agreement between TPIS and TIAA. At December 31, 2007, TPIS owed TIAA and affiliated entities $1,968,315 for distribution expenses and other costs. TPIS is not obligated to pay TIAA for any expenses until and unless the associated revenue is received.

8. New Accounting Pronouncements

On January 1, 2007, TPIS adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes a minimum threshold for financial statement recognition of uncertain tax positions taken in filing tax returns and requires certain expanded tax disclosures. FIN 48 did not have a material effect on the financial statements.

In September 2006, FASB also issued Statement of Accounting Standards No. 157, "Fair Value Measurement" (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe adoption of FAS157 will have a material impact on the financial statements.

In February 2007, FASB also issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), "The Fair Value Option for Financial Assets and Financial Liabilities." This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe SFAS No. 159 will have a material effect on the financial statements.

END